SOTECH, INC.

136 EAST GENESSEE STREET

SYRACUSE, NEW YORK 13202

January 25, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

SoTech, Inc. (the "Registrant") – Request for Withdrawal of Registration Statement (File Number 333-130649)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the general rules and Regulations of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby applies for withdrawal of its Registration Statement on Form SB-2 (File Number 333-130649) together with all exhibits thereto (collectively, the "Registration Statement").  The Registration Statement was initially filed on December 23, 2005.  The Registrant is requesting withdrawal, because its Board of Directors has determined that they no longer plan to go forward with a public offering of the Registrant's shares of common stock as described in the Registration Statement.

The Registrant hereby confirms that the Registration Statement was not declared effective by the United States Securities and Exchange Commission ("SEC"), and no securities were sold in connection with or pursuant to the Registration Statement.

The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a), promulgated under the 1933 Act, the SEC issue a written order granting the withdrawal as soon as possible.  The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Richard W. Jones, legal counsel to the Registrant, at 770-804-0500.  Also, please provide a copy of the Order consenting to this withdrawal to Mr. Jones by facsimile at 770-804-0509.

Sincerely,

William D. Harper

President & Chief Executive Officer

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